

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2023

Chen Chen
Chief Financial Officer
ATRenew Inc.
12th Floor, No. 6 Building, 433 Songhu Road, Shanghai
People's Republic of China

      Re: ATRenew Inc.
          Annual Report on Form 20-F
          Filed April 18, 2023
          Response Dated August 21, 2023
          File No. 001-40486

Dear Chen Chen:

     We have reviewed your August 21, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2023 letter.

Response Letter dated August 21, 2023

Transfer of Funds and Other Assets Within Our Organization, page 6

1.   We note your response to comment 9, as well as your proposed disclosure. Where you refer to the "Company's subsidiaries" throughout your response, revise to identify which particular subsidiaries. Tell us what your disclosure will look like.

Summary of Risk Factors
Risks Related to Doing Business in China, page 11

2.   We note your response to comment 13, as well as your proposed disclosure that the PRC government "may intervene or exert more oversight and control over offerings conducted overseas." We reissue the comment in-part. In future filings, revise to disclose the risks

that the PRC government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. In this regard, your proposed disclosure appears limited to the risks associated with intervention as well as more oversight and control over foreign offerings. Tell us what your disclosure will look like.

 You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Shu Du